Exhibit (a)(6)

NOVELL, INC.

OFFER TO EXCHANGE OPTIONS

FORM OF PROMISE TO GRANT STOCK OPTION(S)

TO:

ADDRESS:

In accordance with your election to participate in Novell Inc.’s stock option exchange offer and your agreement to tender old option grants eligible for exchange in the offer as specified in your Election Form, Novell cancelled your old option grants on June 13, 2003. In exchange for the cancellation of your old option grants, Novell promises (this “Promise”) to issue to you, subject to the terms and conditions set forth in the Offer Documents (as defined below), the following new option grants:

Name of Plan Under Which the New Option Grants Will be Granted	Number of Shares of Novell Common Stock Underlying the New Option Grants

•	The new option grants will be issued in accordance with the terms and conditions described in the Offer Documents, but in no event earlier than December 16, 2003.

•	The exercise price of each new option grant will be the closing price of Novell’s common stock as quoted on The Nasdaq National Market on the trading day immediately preceding the new option grant date (except for new option grants issued to employees subject to taxes in Italy (see Section 36 of the Offer to Exchange)).

•	Each new option grant will be a nonstatutory option and will vest over a two-year period, with 50% of the shares underlying the grant vesting on each of the first and second anniversaries of the new option grant date, subject to your active continued employment with Novell on those dates and as provided in the stock plan under which your new option grant is issued.

•	Each new option grant will have a term of four years, beginning on the new option grant date.

•	The new option grants will be subject to the standard terms and conditions under the stock plan under which they are granted and the applicable form of stock option agreement.

In order to receive your new option grants, you must continue to be employed by Novell, or one of its subsidiaries, on the new option grant date. This Promise does not constitute a guarantee of employment with Novell for any period. Unless expressly provided in your employment agreement or by the laws of the country in which you live and work, your employment with Novell will remain “at will” and can be terminated by you or Novell at any time, with or without cause or notice. If your employment with Novell terminates before the new option grant date, for any reason, you will not receive any new option grants and you will lose all rights pursuant to this Promise. In addition, we will not be required to issue any new option grants to you if doing so is then prohibited by applicable law or regulations.

If we are acquired by another corporation or merge with or into another corporation after we accept and cancel your tendered old option grants but before we issue the new option grants, this Promise will still be honored. Depending on the way that any such transaction is structured, this Promise will either continue to be an obligation of Novell to you or it will be assumed by our successor or our successor’s parent, subsidiary or other affiliate (in all cases, the “new entity”). The new option grants that you receive pursuant to the offer will be options to purchase stock or other securities of the new entity. The type and number of securities covered by the new option grant would be adjusted to reflect the consideration per share given to holders of Novell’s outstanding common stock at the time of the acquisition. The per share exercise price of the new option grant would be equal to the per share fair market value of such securities on the new option grant date, which would still be no earlier than the first business day that is six months and one day after the date on which we cancelled your old option grants.

If we were to sell substantially all of our assets to another corporation, such an acquiror would not be under any obligation to assume this Promise. We would seek to make provision for tendering option holders in the acquisition agreement but cannot guarantee what, if any, provision would be made. This Promise would remain an obligation of Novell’s, but Novell would no longer have any assets and any securities that Novell might issue to fulfill that obligation would have very little value, if any. Further, in such an event, it is likely that there would not be an active trading market in Novell’s securities.

This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Option Grants dated May 14, 2003; (ii) the memorandum from Betty DePaola dated May 14, 2003; (iii) the Election Form that you previously completed and submitted to Novell; and (iv) the Notice to Withdraw from the Offer (the “Offer Documents”), all of which are incorporated herein by reference. The Offer Documents reflect the entire agreement between you and Novell with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Novell.

NOVELL, INC.

By:		Date:	, 2003
NAME TITLE

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